December 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Roma Green Finance Ltd
Registration Statement on Form F-1, as amended
File No. 333-272555

Ladies and Gentlemen:

As the underwriter of the proposed offering of Roma Green Finance Ltd (the “Company”), we hereby withdraw our prior letter to join the acceleration request of the Company dated December 15, 2023 for the above-referenced Registration Statement.

Very truly yours,

Spartan Capital Securities, LLC

By:	/s/ Kim Monchik
Name:	Kim Monchik
Title:	Chief Administrative Officer